Exhibit 99.3

REMINDER TO EMPLOYEE SHAREHOLDERS: VOTE YOUR PROXY!

Avaya's 2004 Annual Meeting of Shareholders will take place on Thursday, Feb. 26.

Employees who held shares of Avaya common stock either through an Avaya savings plan or in an Avaya employee stock purchase plan account as of Dec. 31, 2003 should have received a communication about the Annual Meeting. That message contained detailed instructions regarding how to register votes for the Annual Meeting in addition to information on how to access the 2003 Annual Report and the proxy statement for the Annual Meeting. Read the documents online.

If as of Dec. 31, 2003 you held shares of Avaya common stock either through an Avaya savings plan or in an Avaya employee stock purchase plan account and you haven’t received a notification with voting instructions, e-mail the Global Stock Plans team for assistance.

If you have received information with voting instructions but you have not already voted your proxy, please do so promptly. Your vote must be received by 11:59 p.m. Eastern Standard Time on February 25, 2004.

In addition, if as of Dec. 31, 2003 you held shares of Avaya common stock outside of an Avaya savings plan or an Avaya employee stock purchase plan account, either as a record shareholder or through a bank or broker, please remember to vote your proxy for those shares as well either by telephone, Internet or mail.

Your vote is important.